

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2022

Asher Dahan
Chief Executive Officer
Wearable Devices Ltd.
2 Ha-Ta'asiya St.
Yokne'am Illit, 2069803
Israel

      Re: Wearable Devices Ltd.
          Amendment No. 1 to Post-Effective Amendment No. 1 to
          Registration Statement on Form F-1
          Filed November 14, 2022
          File No. 333-262838

Dear Asher Dahan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 14, 2022 letter.

Amendment No. 1 to Post-Effective Amendment No.1 to Registration Statement on Form F-1 Filed November 14, 2022

General

1.   We note your response to prior comments 2 and 3 and reissue our comments in part. Please address the following with respect to your disclosure of the securities issuable to Alpha and certain other investors throughout your registration statement:
- As previously requested, revise to state whether your IPO closed with a pre-money valuation of $26,400,000 or lower. Clearly disclose when any additional securities will be issued and in what amount.

- Expand your statement in your risk factor on page 25 that this will "cause further dilution to your share ownership" to disclose the extent of the dilution your shareholders will experience as a result of the additional securities to be issued. If you believe you cannot calculate these amounts, please tell us in detail why you are unable to do so and what information is unknown at this time.

- Advise why your revisions state that the per share purchase price protection provision will be "evaluated" at the time of the Exercise Price Adjustment instead of "effected," as previously disclosed. Refer to the consent filed as Exhibit 10.7 to your registration agreement, which states that "any such adjustments that would otherwise be required by Section 2.1(d) of the Agreement shall be <u>effected</u> at the time the Warrants, including the Additional Warrants, (each as defined in the prospectus) issued to the purchasers in the IPO are adjusted pursuant to their respective terms."

- The caption to your risk factor on page 25 states that the investors are entitled to "additional Ordinary Shares or additional shares underlying the warrants they hold, in case the [sic] following the Exercise Price Adjustment, the IPO reflects a pre-money valuation of $26,400,000, or a lower one." Your revisions suggest that the pre-money valuation is calculated after the Exercise Price Adjustment. Please advise or revise as appropriate.

- Your revisions on page 90 state that Alpha and certain other investors "shall receive additional Ordinary Shares <u>or</u> additional shares underlying each warrant, based on the Discounted PPS." Please refer to Section 2.1(d) of your share purchase agreement filed as Exhibit 10.3 to your registration statement and tell us how you concluded that the investors will receive additional ordinary shares <u>or</u> additional shares underlying their warrants and not both. Revise your disclosure as applicable, including your risk factor on page 25 and its caption.

2. We note that on November 25, 2022 you were notified by Nasdaq that the company is not in compliance with the minimum bid price requirements for continued listing on The Nasdaq Capital Market. Please include a recent development section to disclose the Nasdaq notification letter and the impact on your company if you are unable to regain compliance.

<u>Plan of Distribution, page 109</u>

3. We note you deleted disclosure about your obligation to indemnify the underwriter of your initial public offering. Please restore this disclosure or advise.

Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Oded Har-Even